June 23, 2026

Brian Conway
Chief Executive Officer
OZOP ENERGY SOLUTIONS, INC.
55 Ronald Reagan Blvd.
Warwick , NY 10990

        Re: OZOP ENERGY SOLUTIONS, INC.
            Registration Statement on Form S-1
            Filed on June 18, 2026
            File No. 333-296914
Dear Brian Conway:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Bradley Ecker at 202-551-4985 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing